[Logo]
Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
April 13, 2009
Ms. Becki Marquigny
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549
VIA EDGAR CORRESPONDENCE and VIA OVERNIGHT DELIVERY
          Re:      Ohio National Variable Account A; National Security Variable Account N
Dear Ms. Marquigny:
Pursuant to our discussion and the Staff’s comments on the 485(a) post-effective amendments referenced below, attached are the materials used with customers for the Asset Allocation Models. Hard copies of the materials have been forwarded to you as well.

Product filing	40 Act File No.	33 Act File No.
ONcore Xtra, Post-Effective Amendment No. 24	811-01978	333-86603
ONcore Value, Post-Effective Amendment No. 33	811-01978	333-43513
ONcore Premier, Post-Effective Amendment No. 30	811-01978	333-43515
ONcore Flex, Post-Effective Amendment No. 29	811-01978	333-43511
ONcore Ultra, Post-Effective Amendment No. 5	811-01978	333-134288
ONcore Wrap, Post-Effective Amendment No. 4	811-01978	333-134982
ONcore Lite, Post-Effective Amendment No. 23	811-01978	333-52006
NScore Xtra, Post-Effective Amendment No. 14	811-10619	333-76350
NScore Premier, Post-Effective Amendment No. 7	811-10619	333-125856
NScore Lite, Post-Effective Amendment No. 14	811-10619	333-76352
NScore Value, Post-Effective Amendment No. 5	811-10619	333-131513
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6278 should you have any questions.
Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel

Wilshire Asset Allocation*
Investor Risk Profile Scoring System
To help you determine which asset allocation model corresponds to your risk profile, use this scoring system based on your responses to the Ohio National risk tolerance questionnaire.
Like the questionnaire itself, the scoring system is divided into two distinct sections:
1. Time horizon score
2. Risk tolerance score
Each section is scored separately. Use both scores to choose a model.
Asset allocation does not assure a profit and does not protect against a loss in declining markets.
Time Horizon Score
The time horizon portion of the scoring is taken from questions 1 and 2. The scores on these questions help determine the time horizon level. The time horizon level is used to assign various time horizon factors.
The table below shows the point value of each answer choice in the time horizon section:

Question:	1	2
RESPONSE A	1	0
RESPONSE B	3	2
RESPONSE C	6	4
RESPONSE D	9	5
RESPONSE E	11	6
TIME HORIZON SCORE
The scores from both time horizon questions are added together, and the total score falls into one of the following time horizon ranges.
Each investor is assigned a time horizon level. In this project, the time horizon levels are:
▪	Time horizon score between 1 and 2

▪	Time horizon score between 3 and 5

▪	Time horizon score between 6 and 7

▪	Time horizon score between 8 and 10

▪	Time horizon score of 11 or more
Each time horizon level gives the investor access to certain models and restricts the investor’s access to others. Investors who score into the shorter time horizon levels are not recommended for the more aggressive models. This is consistent with the belief that individuals with shorter-term horizons should hold more conservative investments.
A more detailed description of the scoring process follows. The scoring grid provides a summary of the calculations that follow.
Risk Tolerance Score
The risk tolerance portion of the scoring is taken from questions 3 through 9. A point value corresponds to each response to help quantify the risks involved in investing. The highest points are awarded to the most aggressive answer choice. The risk tolerance score ranges from zero (most conservative) to 100 (most aggressive).
The points assigned to each risk tolerance question are as follows:

Question:	3	4	5	6	7	8	9
RESPONSE A	0	0	0	0	0	0	0
RESPONSE B	4	5	6	4	4	6	4
RESPONSE C	7	10	12	9	7	12	7
RESPONSE D	11	13	0	15	11	0	11
RESPONSE E	16	0	0	0	16	0	16
RISK TOLERANCE SCORE

NOT A DEPOSIT	NOT FDIC INSURED	NOT GUARANTEED BY ANY BANK
NOT INSURED BY ANY GOVERNMENT AGENCY		MAY LOSE VALUE
CONTINUED ON BACK

Final Model Recommendation
This scoring grid facilitates the final model recommendation. To use the scoring grid, find the time horizon level on the top (horizontal) axis and the risk tolerance score on the left (vertical) axis. The intersection of these two points is the recommended model.
Please refer to the Portfolio Descriptions and the fund prospectus for more information about the specific portfolios.
                     Initial here if you are selecting a model that differs from that recommended by this scoring system and/or your representative. You acknowledge and understand that opting to invest in a model other than the one recommended by this scoring system and/or your representative may subject your investment to additional risks.

Risk Tolerance			Time Horizon Level
Score	1-2	3-5	6-7	8-10	11+
0-13	1	1	1	1	1
14-35	1	2	2	2	2
36-56	1	2	3	3	3
57-82	1	2	3	4	4
83-100	1	2	3	4	5

Model 1:	Conservative

Model 2:	Moderately
Conservative

Model 3:	Balanced

Model 4:	Moderately
Aggressive

Model 5:	Aggressive

PRINT NAME	REGISTERED REPRESENTATIVE SIGNATURE

SIGNATURE	DATE
Variable annuities are sold by prospectuses, which contain more complete information including fees, contingent deferred sales charges and other costs that may apply.
Contact your registered representative or visit http://fundinfo.ohionational.com to obtain current prospectuses. Please read the product and fund prospectuses carefully before you invest or send money. Investors should consider the investment objectives, strategies, risk factors, charges and expenses of the underlying variable portfolios carefully before investing. The fund prospectus contains this and other information about the underlying variable portfolios.
Early withdrawals or surrenders may be subject to surrender charges (contingent deferred sales charges). Withdrawals may also be subject to ordinary income tax and, if taken prior to age 59 1/2, a 10 percent federal tax penalty may apply. For tax purposes only, withdrawals will come first from any gain in the contract. Federal and state tax laws in this area are complex and subject to change. Consult your personal tax adviser on all tax matters. Withdrawals may reduce the death benefit, cash surrender value and any living benefit amount. Guarantees based upon the claims-paying ability of The Ohio National Life Insurance Company. Guarantees do not apply to the investment performance or account value of the underlying variable portfolios.
Variable annuities are long-term investment vehicles designed to accumulate money on a tax-deferred basis for retirement purposes. Upon retirement, variable annuities may pay out an income stream of a series of payments or a lump sum. If you die during the accumulation or payout phase, your beneficiary may be eligible to receive any remaining contract value. Product, product features and rider availability vary by state. Issuer not licensed to conduct business and products not distributed in AK, HI, or NY.
There is no additional tax-deferral benefit for contracts purchased in an IRA or other tax-qualified plan because these are already afforded tax-deferred status. An annuity should only be purchased in an IRA or qualified plan if you value some of the other features of the annuity and are willing to incur any additional costs associated with the annuity.

*	Used with permission. © 2007 Wilshire Associates Incorporated
Wilshire is not acting as an investment adviser with respect to the use of the Investor Risk Profile Questionnaire and Scoring System, and the information contained therein is not intended to be legal, accounting, tax, investment or other professional advice. Neither past performance nor asset allocation suggestions are a guarantee of future results.
Annuity Issuer:
The Ohio National Life Insurance Company
Post Office Box 237
Cincinnati, Ohio 45201-0237
Telephone: 513.794.6100
www.ohionational.com
Annuity Distributor:
Ohio National Equities, Inc.
Member FINRA/SIPC
One Financial Way
Cincinnati, Ohio 45242
Telephone: 513.794.6100
Form 7209-ON Rev. 10-07

Wilshire Asset Allocation*
Investor Risk Profile Scoring System
To help you determine which asset allocation model corresponds to your risk profile, use this scoring system based on your responses to the Ohio National risk tolerance questionnaire.
Like the questionnaire itself, the scoring system is divided into two distinct sections:
1.	Time horizon score

2.	Risk tolerance score
Each section is scored separately. Use both scores to choose a model.
Asset allocation does not assure a profit and does not protect against a loss in declining markets.
Time Horizon Score
The time horizon portion of the scoring is taken from questions 1 and 2. The scores on these questions help determine the time horizon level. The time horizon level is used to assign various time horizon factors.
The table below shows the point value of each answer choice in the time horizon section:

Question:	1	2
RESPONSE A	1	0
RESPONSE B	3	2
RESPONSE C	6	4
RESPONSE D	9	5
RESPONSE E	11	6

TIME HORIZON SCORE
The scores from both time horizon questions are added together, and the total score falls into one of the following time horizon ranges.
Each investor is assigned a time horizon level. In this project, the time horizon levels are:
▪	Time horizon score between 1 and 2

▪	Time horizon score between 3 and 5

▪	Time horizon score between 6 and 7

▪	Time horizon score between 8 and 10

▪	Time horizon score of 11 or more
Each time horizon level gives the investor access to certain models and restricts the investor’s access to others. Investors who score into the shorter time horizon levels are not given access to the more aggressive models. This is consistent with the belief that individuals with shorter-term horizons should hold more conservative investments.
A more detailed description of the scoring process follows. The scoring grid provides a summary of the calculations that follow.
Risk Tolerance Score
The risk tolerance portion of the scoring is taken from questions 3 through 9. A point value corresponds to each response to help quantify the risks involved in investing. The highest points are awarded to the most aggressive answer choice. The risk tolerance score ranges from zero (most conservative) to 100 (most aggressive).
The points assigned to each risk tolerance question are as follows:

Question:	3	4	5	6	7	8	9
RESPONSE A	0	0	0	0	0	0	0
RESPONSE B	4	5	6	4	4	6	4
RESPONSE C	7	10	12	9	7	12	7
RESPONSE D	11	13	0	15	11	0	11
RESPONSE E	16	0	0	0	16	0	16

RISK TOLERANCE SCORE

NOT A DEPOSIT	NOT FDIC INSURED	NOT GUARANTEED BY ANY BANK
NOT INSURED BY ANY GOVERNMENT AGENCY		MAY LOSE VALUE
CONTINUED ON BACK

Final Model Recommendation
This scoring grid facilitates the final model recommendation. To use the scoring grid, find the time horizon level on the top (horizontal) axis and the risk tolerance score on the left (vertical) axis. The intersection of these two points is the recommended model.
Please refer to the Portfolio Descriptions and the fund prospectus for more information about the specific portfolios.

Risk Tolerance	Time Horizon Level
Score	1-2	3-5	6-7	8-10	11+
0-13	1	1	1	1	1
14-35	1	2	2	2	2
36-56	1	2	3	3	3
57-82	1	2	3	4	4
83-100	1	2	3	4	5

Model 1:	Conservative

Model 2:	Moderately Conservative

Model 3:	Balanced

Model 4:	Moderately Aggressive

Model 5:	Aggressive
Variable annuities are sold by prospectuses, which contain more complete information including fees, contingent deferred sales charges and other costs that may apply.
Contact your registered representative or visit http://fundinfo.ohionational.com to obtain current prospectuses. Please read the product and fund prospectuses carefully before you invest or send money. Investors should consider the investment objectives, strategies, risk factors, charges and expenses of the underlying variable portfolios carefully before investing. The fund prospectus contains this and other information about the underlying variable portfolios.
Early withdrawals or surrenders may be subject to surrender charges (contingent deferred sales charges). Withdrawals may also be subject to ordinary income tax and, if taken prior to age 59 1/2, a 10 percent federal tax penalty may apply. For tax purposes only, withdrawals will come first from any gain in the contract. Federal and state tax laws in this area are complex and subject to change. Consult your personal tax adviser on all tax matters. Withdrawals may reduce the death benefit, cash surrender value and any living benefit amount. Any benefits and payments due on the annuity are backed by claims-paying ability of The Ohio National Life Insurance Company. Such benefits and payments are subject to the financial condition of the issuing insurance company. Guarantees do not apply to the investment performance or account value of the underlying variable portfolios.
Variable annuities are long-term investment vehicles designed to accumulate money on a tax-deferred basis for retirement purposes. Upon retirement, variable annuities may pay out an income stream of a series of payments or a lump sum. If you die during the accumulation or payout phase, your beneficiary may be eligible to receive any remaining contract value. Product, product features and rider availability vary by state. Issuer not licensed to conduct business and products not distributed in AK, HI, or NY.
There is no additional tax-deferral benefit for contracts purchased in an IRA or other tax-qualified plan because these are already afforded tax-deferred status. An annuity should only be purchased in an IRA or qualified plan if you value some of the other features of the annuity and are willing to incur any additional costs associated with the annuity.

*	Used with permission. © 2007 Wilshire Associates Incorporated
Wilshire is not acting as an investment adviser with respect to the use of the Investor Risk Profile Questionnaire and Scoring System, and the information contained therein is not intended to be legal, accounting, tax, investment or other professional advice. Neither past performance nor asset allocation suggestions are a guarantee of future results.
Annuity Issuer:
The Ohio National Life Insurance Company
Post Office Box 237
Cincinnati, Ohio 45201-0237
Telephone: 513.794.6100
www.ohionational.com
Annuity Distributor:
Ohio National Equities, Inc.
Member FINRA/SIPC
One Financial Way
Cincinnati, Ohio 45242
Telephone: 513.794.6100
Form 7209-IS 10-07

Ohio National Financial Services®

ONCORE Variable Annuities

Wilshire Asset Allocation*

Determining Your Investor Risk Profile

Risk Profile Questionnaire

Investor Risk Profile Questionnaire
Time Horizon
1.	Given your current financial plans, when do you first expect to receive distributions from this contract?
I expect to receive distributions:
A)	Less than 2 years

B)	2 — 4 years

C)	5 — 7 years

D)	8 — 10 years

E)	More than 10 years
2.	Once you receive your first distribution from this contract, over how many years do you expect distributions to continue?
I expect distributions to continue for:
A)	One lump sum

B)	1 — 4 years

C)	5 — 7 years

D)	8 — 10 years

E)	More than 10 years
Risk Tolerance
3.	Investing involves a trade-off between risk and returns. Historically, investments with higher returns are generally associated with greater risk and chance for loss. As one would expect, conservative investments that have lower risk and lower chance for loss normally offer lower returns.

Conservative	Risky
Investments	Investments
Based on the above generalized description of investments, which of the following statements best describes your attitude to risk?
A)	I am most concerned with risk. I am willing to accept the lower returns in order to limit my chance of loss.

B)	I am willing to bear some volatility (risk) and chance for loss in an effort to achieve higher returns, but prefer the majority of my investments to be invested in relatively conservative assets.

C)	I am willing to accept moderate volatility in the value of my investments in order to achieve moderate returns. Minimizing risk and maximizing returns are of equal importance to me.

D)	I wish to achieve moderately high returns on my investments. I am willing to accept large volatility and chance of loss.

E)	I am primarily concerned with maximizing the returns of my investments. I am willing to accept significant fluctuations in the value of my investments and substantial chance of loss.

4.	Traditionally, stock markets have experienced large price swings and extended price drops. At the onset of a market downturn, however, it is difficult to tell how long the downturn will last. An investor’s ability to “stay the course” in the face of a market downturn is a large factor in investor risk tolerance. Suppose you are invested in an equity fund that has lost 20 percent of its value over the last year. Similar equity funds lost the same. Which of the following decisions would you be most likely to make?

A)	SELLING all of my shares, in search of a lower risk investment.

B)	SELLING SOME, but not all, of my shares and putting the proceeds into a lower risk investment.

C)	Doing nothing and HOLDING on to my shares with the expectation that the equity fund will recoup its losses and experience future gains.

D)	PURCHASING more shares (since the shares now cost less) with the expectation of future gains.

5.	The future performance of a typical investment is not guaranteed. Investors must therefore consider the possible range of return (best and worst case scenarios) and the most likely return (the average). The table below displays the best, worst, and average possible returns for three hypothetical investments over a three-year holding period. Which portfolio would you feel most comfortable holding?

	Best Case	Average Return	Worst Case
PORTFOLIO A	11%	6%	-2%
PORTFOLIO B	20%	8%	-7%
PORTFOLIO C	28%	10%	-11%
A)	Portfolio A with a possible return between 11% and -2% after 3 years.

B)	Portfolio B with a possible return between 20% and -7% after 3 years.

C)	Portfolio C with a possible return between 28% and -11% after 3 years.
6.	Inflation is the general increase in prices over time. This increase in prices acts to reduce the real returns generated by your investment portfolio. For example, assume your portfolio had a return of 7 percent last year while the inflation rate was 3 percent. The actual gain would be 4 percent (the real return). To build wealth, the return on investments must exceed inflation over time.

Which of the following statements best describes your feelings about investment volatility with respect to inflation, keeping in mind that higher returns are associated with higher levels of risk?

A)	I am satisfied with maintaining the purchasing power of my investments (achieving returns that keep pace or slightly exceed the inflation rate) in an effort to minimize risk.

B)	I am willing to accept moderate risk in an effort to achieve returns that moderately exceed the inflation rate.

C)	I am willing to accept significant risk in an effort to achieve returns that significantly exceed the inflation rate.

D)	Achieving high returns that substantially exceed the inflation rate is most important to me, regardless of the risk involved with such investments.

7.	The graph below illustrates the gains and losses associated with a hypothetical $100,000 investment at the end of one year. The portfolio’s return will most likely fall somewhere within the minimum and maximum range of values. Which portfolio are you most comfortable holding in any given year keeping in mind that all values are possible?
A)	Portfolio A with a possible gain of $16,100 and a possible loss of $7,200.

B)	Portfolio B with a possible gain of $22,900 and a possible loss of $11,200.

C)	Portfolio C with a possible gain of $29,300 and a possible loss of $16,000.

D)	Portfolio D with a possible gain of $35,900 and a possible loss of $20,100.

E)	Portfolio E with a possible gain of $42,800 and a possible loss of $24,200.
8.	Investments are differentiated by their risk and return characteristics. Some investments offer potentially high returns, but with a higher chance for loss, while other investments offer relatively modest returns, but with a lower chance for loss. The risk and return characteristics of investments such as undeveloped global equities can vary dramatically relative to those investments that focus solely on developed markets. Legal and political risks are largely eliminated when dealing with developed markets, but may play a huge role in the return and risk of investments in global equities. With which of the following statements do you agree most?

A)	Investments whose risk and return characteristics can vary significantly are not attractive to me. I prefer to limit my risk to investments that offer modest returns, are relatively stable and with which I am familiar.

B)	I would like to include investments that offer potentially high returns, knowing that they result in increased risk, but maintain the majority of my investments to those with which I am familiar.

C)	I am comfortable with the types of risk associated with volatile investments and am willing to take on the additional risks that these investments may offer to the extent that they are suitable in an asset allocation strategy.

9.	How would you respond to the following statement?

Protecting my portfolio from loss is more important to me than achieving high returns.

Selecting Your Model
To select one of the five models, work with your registered representative to complete this brief questionnaire.
Your answers will help determine your investment goals and risk tolerance and the asset allocation model that most closely correlates to them.
By purchasing a variable product, you’ve taken a first step toward investing for your retirement. The next step is to determine an appropriate asset allocation strategy — one that mirrors your risk tolerance and financial goals. Proper asset allocation may help encourage potential long-term growth and may help diffuse volatility and enhance your portfolio performance. The asset allocation models discussed here are only examples of the types of investment options you may want to consider. The final decision is yours.
With the help of Wilshire Associates*, one of the most widely quoted, well-respected investment services firms in the country, we are able to provide another value-added feature to our products — multiple asset allocation models for differentiated allocation mixes. Beginning at the asset level, Wilshire chooses portfolios appropriate to implementing a target model. They continue to evaluate the performance of the portfolio managers and make asset allocations based on style drift, manager performance and variable asset class performance.
How do you establish an asset allocation strategy to help you maintain disciplined investing with minimal downside risk?
Your registered representative will assist you in completing the questionnaire. Based on your risk tolerance and time horizon, you can choose from five different models designed specifically for Ohio National products.
Each model is designed to allow for the best possible performance using accurate and complete market data, proven methodology and qualitative experience for different investor objectives.
We’ll Do the Work for You
Keeping the right balance in your portfolio can be time-consuming. When you choose one of the predetermined models and appoint Ohio National Investments, Inc. as your limited purpose investment advisor, your portfolio will be rebalanced quarterly to help ensure its original mix and class weightings. Let us take some of the work — and worry — out of keeping your model in check.
By choosing one of the specified models, you can take advantage of the opportunity to participate in portfolios that are constructed and managed with the goal of pursuing consistent returns over time.
With our Asset Allocation Models, your contract values are automatically switched to the most recently updated asset allocation models. We anticipate that Wilshire will assist in reviewing and refreshing the Models periodically (most likely on an annual basis).
About Wilshire
Wilshire Associates Incorporated was founded in 1972, as an investment technology firm. It has since evolved into a leading global investment management, investment consulting and investment technology firm providing its clients with customized investment products, consulting services, and investment analytics. The primary strength of Wilshire throughout its history has been its consistent ability to offer innovation and forward-thinking ideas to the investment marketplace. This same approach is evident today, as Wilshire continues to create products that broaden investors’ opportunities and improve their ability to understand and manage risk. Today, Wilshire provides services to approximately 600 organizations in more than 20 countries representing assets exceeding $12.5 trillion.

Annuity Issuer:
The Ohio National Life Insurance Company
Post Office Box 237
Cincinnati, Ohio 45201-0237
Telephone: 513.794.6100
www.ohionational.com
Annuity Distributor:
Ohio National Equities, Inc.
Member FINRA/SIPC
One Financial Way
Cincinnati, Ohio 45242
Telephone: 513.794.6100
Form 7210 3-08
Variable annuities are sold by prospectuses, which contain more complete information including fees, contingent deferred sales charges and other costs that may apply.
Contact your registered representative or visit http://fundinfo. ohionational.com to obtain current prospectuses. Please read the product and fund prospectuses carefully before you invest or send money. Investors should consider the investment objectives, strategies, risk factors, charges and expenses of the underlying variable portfolios carefully before investing. The fund prospectus contains this and other information about the underlying variable portfolios.
Early withdrawals or surrenders may be subject to surrender charges (contingent deferred sales charges). Withdrawals may also be subject to ordinary income tax and, if taken prior to age 59 1/2, a 10 percent federal tax penalty may apply. For tax purposes only, withdrawals will come first from any gain in the contract. Federal and state tax laws in this area are complex and subject to change. Consult your personal tax adviser on all tax matters. Withdrawals may reduce the death benefit, cash surrender value and any living benefit amount. Any benefits due on the annuity are backed by the claims-paying ability of the issuing insurance company. Such benefits are subject to the financial condition of the issuing insurance company. Guarantees do not apply to the investment performance or account value of the underlying variable portfolios.
Variable annuities are long-term investment vehicles designed to accumulate money on a tax-deferred basis for retirement purposes. Upon retirement, variable annuities may pay out an income stream of a series of payments or a lump sum. If you die during the accumulation or payout phase, your beneficiary may be eligible to receive any remaining contract value. Product, product features and rider availability vary by state. Issuer not licensed to conduct business and products not distributed in AK, HI, or NY.
There is no additional tax-deferral benefit for contracts purchased in an IRA or other tax-qualified plan because these are already afforded tax-deferred status. An annuity should only be purchased in an IRA or qualified plan if the client values some of the other features of the annuity and is willing to incur any additional costs associated with the annuity.

Asset allocation does not assure a profit and does not protect against a loss in declining markets.

*	Used with permission. © 2007 Wilshire Associates Incorporated
Wilshire uses mathematical and statistical investment processes to allocate assets, construct portfolios and funds in ways that seek to outperform their specific benchmarks. Past performance does not guarantee future return, and processes used may not achieve the desired results.
Wilshire is not acting as an investment adviser with respect to the use of the Investor Risk Profile Questionnaire and Scoring System, and the information contained therein is not intended to be legal, accounting, tax, investment or other professional advice.

Wilshire® Asset Allocation Model Descriptions	Effective July 1, 2008
Ohio National and Wilshire Funds Management, the investment management business unit of Wilshire Associates, Inc. have teamed up to provide your ONcore variable annuity with asset allocation options designed to help balance the level of risk you can tolerate and the equity exposure you need. Asset allocation is the process of diversifying investments across different asset classes, such as domestic equity, international equity and fixed income, to mitigate risk and help meet your long-term investment objectives.
Portfolio Adviser or Subadviser
▪	Advisers Management Trust Regency Portfolio -

Neuberger Berman Management Inc.

▪	Bristol Portfolio -

Suffolk Capital Management, LLC**

▪	Bryton Growth Portfolio -

Suffolk Capital Management, LLC**

▪	Core Plus Fixed Income Portfolio -

Van Kampen[1]

▪	Franklin Flex Cap Growth Securities Fund -

Franklin Advisers, Inc.

▪	Global Bond Portfolio -

Pacific Investment Management Company LLC

▪	Goldman Sachs Growth and Income Fund -

Goldman Sachs Asset Management, L.P.

▪	High Income Bond Portfolio -

Federated Investment Management Company**

▪	International Growth Equity Portfolio -

Van Kampen[1]

▪	Jennison 20/20 Focus Portfolio -

Jennison Associates LLC

▪	Lazard Retirement Emerging Markets Equity Portfolio -

Lazard Asset Management LLC

▪	Lazard Retirement International Equity Portfolio -

Lazard Asset Management LLC

▪	Mid Cap Opportunity Portfolio -

RS Investment Management Co LLC**

▪	Real Return Portfolio -

Pacific Investment Management Company LLC

▪	Royce Small-Cap Portfolio -

Royce & Associates, LLC

▪	Total Return Portfolio -

Pacific Investment Management Company LLC

▪	U.S. Real Estate Portfolio -

Van Kampen[1]

**	Subadviser to Ohio National Investments, Inc. for a portfolio of Ohio National Fund, Inc.

NOT A DEPOSIT	NOT FDIC INSURED	NOT GUARANTEED BY ANY BANK
NOT INSURED BY ANY GOVERNMENT AGENCY		MAY LOSE VALUE
SEE IMPORTANT NOTES CONTINUED ON BACK

Information to consider when reviewing the models:

In order to invest in dynamic model portfolios, you must sign Form 7215, an Agreement Form that designates Ohio National Investments, Inc., (ONII) as a limited purpose Registered Investment Adviser only for the purpose of developing the Models and permitting periodic updates.
The Wilshire asset allocation models attempt to create model allocations for the underlying variable portfolios that will provide consistent, risk-adjusted performance. There is no guarantee that these model allocations will produce the desired results. The results will depend upon the ability of the underlying variable portfolios to achieve its investment objective.
There is general market risk when investing in equities. Stock prices can fluctuate over a wide range in the short term or over extended periods of time. These price fluctuations may result from factors affecting individual companies, sectors or the securities market as a whole. There is no guarantee that the stock market or any particular underlying stock will increase in value.
Small-cap portfolios invest primarily in the securities of small- and medium-sized companies. The risks associated with investments in small companies include less experienced management, limited product lines and financial resources, shorter operating histories, less publicly available information, reduced liquidity and increased price volatility.
Real-estate focused portfolios involve risks such as refinancing, economic conditions in the real estate industry, changes in property values, dependency on real estate management, and other risks associated with a portfolio that concentrates its investments in one sector or geographic region.
Investing in securities of foreign companies and governments involves considerations and potential risks not typically associated with investments in domestic corporations and obligations issued by the U.S. government. Funds allocated in an international/global/ emerging markets variable portfolio could be subject to risks associated with changes in currency values, economic, political and social conditions, the regulatory environment of the countries in which the portfolio invests, as well as the difficulties of receiving current and accurate information. The securities markets of many of the emerging markets in which the portfolio may invest are substantially smaller, less developed, less liquid and more volatile than the securities markets of the United States and other more developed countries.
High-yield security portfolios invest primarily in lower rated, or unrated securities. High-risk, high-yield securities are considered to be speculative with respect to the payment of interest and the return of principal and involve greater risks than higher-grade issues. They are especially subject to adverse changes in general market conditions and in the industries in which the issuers are engaged, to changes in the financial conditions of the issuers and to price fluctuations in response to changes in interest rates.
Risks associated with investing in a bond portfolio include interest rate risk, credit risk, and inflation risk. Increases in interest rates for fixed-income investments also generally affect bond prices, because as interest rates rise, bond prices fall.
Variable annuities are sold by prospectuses, which contain more complete information including fees, contingent deferred sales charges and other costs that may apply.
Contact your registered representative or visit http://fundinfo.ohionational.com to obtain current prospectuses. Please read the product and fund prospectuses carefully before you invest or send money. Investors should consider the investment objectives, strategies, risk factors, charges and expenses of the underlying variable portfolios carefully before investing. The fund prospectus contains this and other information about the underlying variable portfolios.
Early withdrawals or surrenders may be subject to surrender charges (contingent deferred sales charges). Withdrawals of taxable amounts are subject to ordinary income tax and, if taken prior to age 59 1/2, a 10 percent federal tax penalty may apply. For tax purposes only, withdrawals will come first from any gain in the contract. Federal and state tax laws in this area are complex and subject to change. Consult your personal tax adviser on all tax matters. Withdrawals will generally reduce the death benefit, Contract Value and any living benefit amount. Guarantees based upon the claims-paying ability of The Ohio National Life Insurance Company. Guarantees do not apply to the investment performance or account value of the underlying variable portfolios.
Variable annuities are long-term investments designed to accumulate money on a tax-deferred basis for retirement purposes. Upon retirement, variable annuities may pay out an income stream of a series of payments or a lump sum. If you die during the accumulation or payout phase, your beneficiary may be eligible to receive any remaining contract value. Product, product features and rider availability vary by state. Issuer not licensed to conduct business and products not distributed in AK, HI, or NY.
There is no additional tax-deferral benefit for contracts purchased in an Individual Retirement Account (IRA) or other tax-qualified plan because these are already afforded tax-deferred status. An annuity should only be purchased in an IRA or qualified plan if you value some of the other features of the annuity and are willing to incur any additional costs associated with the annuity.
Asset allocation does not assure a profit or protect against a loss in declining markets.
Some portfolios contain different investments than similarly named retail mutual funds offered by the portfolio manager. Investment results may be higher or lower.
Dollar-cost averaging does not guarantee a profit or protect against a loss in a declining market. Dollar-cost averaging involves continuous investing, regardless of fluctuating price levels, and as a result, you should consider your financial ability to continue to invest during periods of low price levels.

[1]	Morgan Stanley Investment Management Inc. does business as Van Kampen in certain circumstances.
Wilshire is a registered service mark of Wilshire Associates, Incorporated, Santa Monica, CA
Wilshire Funds Management uses mathematical and statistical investment processes to allocate assets, select managers and construct portfolios and funds in ways that seek to outperform their specific benchmarks. Past performance does not guarantee future return, and processes used may not achieve the desired results.
The Bristol and Bryton Growth Portfolios, subadvised by Suffolk Capital Management LLC, were added to the models at the request of Ohio National.
Annuity Issuer:
The Ohio National Life Insurance Company
Post Office Box 237
Cincinnati, Ohio 45201-0237
Telephone: 513.794.6100
www.ohionational.com
Annuity Distributor:
Ohio National Equities, Inc.
Member FINRA/SIPC
One Financial Way
Cincinnati, Ohio 45242
Telephone: 513.794.6100
Form 7212 Rev. 10-08